UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                          For the month of August, 2006

                           SPIRENT COMMUNICATIONS plc
      _____________________________________________________________________
                 (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






Spirent Communications plc announces that on 16 August 2006 it purchased from JPMorgan Cazenove Limited 850,000 Spirent Communications plc ordinary shares at an average price of 46.2206 pence per share. The purchased shares will be held as treasury shares. Following the above purchase, Spirent Communications plc holds 41,240,000 Spirent Communications plc ordinary shares in treasury, and has 930,031,703 Spirent Communications plc ordinary shares in issue (excluding treasury shares).






                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______MICHAEL ANSCOMBE______

                                                     (Registrant)

Date __16 August 2006                          By   ____/s/ Michael Anscombe____

                                                    (Signature)*